Filed by ScanSoft, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Nuance Communications, Inc.
Commission File No.: 333-125496

On August 9, 2005, ScanSoft, Inc. issued the following press release.

News Release From ScanSoft, Inc.

Contacts:

Richard Mack	Jonna Schuyler
ScanSoft, Inc.	ScanSoft, Inc.
Tel: 781-565-5000	Tel: 781-565-5000
Email: richard.mack@scansoft.com	Email: jonna.schuyler@scansoft.com
ScanSoft Announces Fiscal Third Quarter Results
Strength in Speech Business Lines Drives Revenue Growth; Focus on Expenses
Improves Operating Margins
BURLINGTON, Mass., August 9, 2005 — ScanSoft, Inc. (Nasdaq: SSFT), a global leader of speech and imaging solutions, today announced financial results for its third fiscal quarter ended June 30, 2005. ScanSoft reported revenue of $56.8 million for the quarter ended June 30, 2005, a 23 percent increase over revenue of $46.1 million for the quarter ended June 30, 2004.
On a GAAP basis, ScanSoft recognized net income of $0.2 million, or $0.00 per basic and diluted share, in the third quarter of fiscal 2005, compared with a net loss of $0.4 million, or $0.00 per basic and diluted share, in the quarter ended June 30, 2004.
In addition to using GAAP results in evaluating ScanSoft’s business, management also believes it is useful to measure results using a non-GAAP measure of net income, which excludes, as applicable, non-cash taxes, non-cash interest expense, amortization of intangible assets, non-cash stock-based compensation and restructuring charges. See “GAAP to non-GAAP Reconciliation” below for further information on ScanSoft’s non-GAAP measure.
Using this non-GAAP measure, ScanSoft recognized non-GAAP net income for the third quarter of fiscal 2005 of $5.9 million, or $0.05 per diluted share, compared with non-GAAP net income of $4.3 million, or $0.04 per diluted share, for the quarter ended June 30, 2004.
“In the third quarter, we saw a continuation of the trends that have emerged throughout 2005, most notably strength in our global speech business lines and growth opportunities in PDF solutions,” said Paul Ricci, ScanSoft’s Chairman and CEO. “Our increased focus on operational efficiencies and cost controls also contributed to improved operating margins. Our continued progress gives us increased confidence as we complete the year and prepare for the integration of the Nuance acquisition.”

Consistent with the Company’s strategy and recent trends, highlights from the third quarter include:
•	Record Achievement in Network Speech — The Company’s third quarter results were driven in large part by strong revenue from its range of network speech applications and services, particularly within North American enterprises and the telecommunications industry. Important contracts included BellSouth, GE, Marriott, SBC and Verizon Wireless.

•	New Design Wins for Embedded Speech — Continued demand for ScanSoft’s speech solutions and services among automotive and consumer electronic manufacturers contributed to record revenues in embedded speech. Important design wins for future vehicles, devices and applications included Plantronics, Motorola, BMW, Nokia and Magnetti Marelli.

•	Demand for Dictation in Healthcare — The healthcare and medical field remained a significant opportunity for the Company’s dictation solutions, affording new or expanded agreements with organizations such as Cardiology Consultants of Philadelphia and WakeMed. In the third fiscal quarter, the Company also closed its acquisition of MedRemote, enabling it to offer an expanded suite of dictation and transcription workflow solutions to hospitals and healthcare organizations.

•	Better PDF for Business — The Company expanded its family of PDF solutions with new versions of its award-winning PDF Converter software. Within the first two months of its introduction, the suite of products has exceeded launch targets in nearly every category and has been well received by customers, partners and the media.

•	Operational Achievement — The Company continued to focus on cost synergies and expense controls, resulting in additional improvements in its operating margins.
ScanSoft to Acquire Nuance
On May 9, ScanSoft announced a definitive agreement to acquire Nuance Communications, Inc. (Nasdaq: NUAN), whereby ScanSoft will purchase all of the outstanding common stock of Nuance, merging the two organizations into a single company with the expertise and resources required to satisfy the increasing demand for powerful speech solutions. The acquisition is expected to close in September 2005, pending stockholder and regulatory approvals. For additional information, please refer to the Company’s recently filed registration statement on Form S-4.
Investor Call
In conjunction with this announcement, the Company will broadcast its quarterly conference call over the Internet this afternoon at 4:30 p.m. ET. Those who wish to listen to the live broadcast should visit the Investor Relations section of the Company’s Web site at www.scansoft.com at least 15 minutes prior to the event and follow the instructions provided to ensure that the necessary audio applications are downloaded and installed. The conference call can also be heard live by dialing (888) 428-4473 or (612) 332-0228, five minutes prior to the call and referencing conference code 792067. A replay of the call will be available within 24-48 hours of the announcement. To access the replay, dial (800) 475-6701 or (320) 365-3844 and refer to access code 792067.
About ScanSoft, Inc.
ScanSoft, Inc. (Nasdaq: SSFT) is a global leader of speech and imaging solutions that are used to automate a wide range of manual processes — saving time, increasing worker productivity and improving customer service. For more information regarding ScanSoft products and technologies, please visit www.scansoft.com.
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Trademark reference: ScanSoft and the ScanSoft logo are registered trademarks or trademarks of ScanSoft, Inc. in the United States and other countries. All other company or product names mentioned may be the trademarks of their respective owners.
SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Statements in this document regarding ScanSoft’s fiscal third quarter financial results; the future demand for, performance of, and opportunities for growth in ScanSoft’s speech solutions and productivity applications; the growth of the speech industry and the demand for speech solutions; the continued strength of existing products, services and relationships as well as the introduction of new products, services and relationships; the proposed transaction between ScanSoft and Nuance, the integration planning efforts, and any other statements about ScanSoft management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” or “estimates” or similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: fluctuations in demand for ScanSoft’s existing and future products; economic conditions in the United States and abroad; ScanSoft’s ability to control and successfully manage its expenses, inventory and cash position; the effects of competition, including pricing pressure; possible defects in ScanSoft’s products and technologies; the ability to consummate the proposed Nuance transaction; the ability of ScanSoft to successfully integrate Nuance’s operations and employees; the ability to realize anticipated synergies from acquired businesses; and the other factors described in ScanSoft’s Annual Report on Form 10K for the year ended September 30, 2004 and ScanSoft’s most recent quarterly report filed with the SEC, as well as the Joint Proxy Statement/Prospectus described above. ScanSoft disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this document.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
On August 1, 2005, ScanSoft filed with the SEC a Registration Statement on Form S-4 (Reg. No. 333-125496) containing a definitive Joint Proxy Statement/Prospectus regarding the proposed transaction. Investors and security holders are urged to carefully read the Registration Statement and the Joint Proxy Statement/Prospectus as it contains important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders may obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus from ScanSoft by contacting ScanSoft Investor Relations at (781) 565-5000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.
ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (781) 565-5000.
Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft, Inc.
Condensed Consolidated Statements of Operations
(in 000’s, except per share amounts)
Unaudited

	Three months ended		Nine months ended
	June 30,		June 30,
	2005	2004	2005	2004

Product licenses	$40,387	$34,648	$125,150	$101,968
Professional services	16,427	11,436	45,355	29,446
Related parties	—	43	—	4,359

Total revenue	56,814	46,127	170,505	135,773

Costs and expenses:
Cost of product licenses	4,352	3,541	14,335	11,586
Cost of professional services	10,663	7,939	29,933	20,576
Cost of revenue from amortization of intangible assets	1,752	2,805	7,260	8,656

Total costs of revenue	16,767	14,285	51,528	40,818

Gross Margin	40,047	31,842	118,977	94,955

Research and development	9,988	8,611	29,224	26,698
Selling and marketing	18,667	16,096	56,793	50,447
General and administrative	7,237	5,489	20,496	15,114
Amortization of other intangible assets	1,083	635	2,731	2,154
Stock based compensation	580	530	1,934	1,024
Restructuring and other charges	2,080	—	2,739	1,428

Total operating expenses	39,635	31,361	113,917	96,865

Income (loss) from operations	412	481	5,060	(1,910)

Other income (expense), net	108	(206)	(458)	259

Income (loss) before income taxes	520	275	4,602	(1,651)

Provision for income taxes	360	685	2,303	242

Net income (loss)	$160	$(410)	$2,299	$(1,893)

Net Income (loss) per share: basic	$0.00	$(0.00)	$0.02	$(0.02)

Net income (loss) per share: diluted	$0.00	$(0.00)	$0.02	$(0.02)

Weighted average common shares outstanding: basic	108,713	103,881	106,414	102,099

Weighted average common shares outstanding: diluted	116,417	103,881	114,029	102,099

ScanSoft, Inc.
Condensed Consolidated Balance Sheet
(in thousands)

Assets	June 30, 2005	September 30, 2004

	Unaudited
Current assets:
Cash and cash equivalents	$22,588	$22,963
Marketable Securities	3,751	7,373
Accounts receivable, net	49,917	36,523
Prepaid expenses and other current assets	7,208	6,629

Total current assets	83,464	73,488

Goodwill, net	309,220	246,424
Long term marketable securities	—	17,355
Other intangible assets, net	53,719	43,898
Property and equipment, net	10,760	7,985
Other assets	5,972	3,503

Total assets	$463,135	$392,653

Liabilities and stockholders’ equity

Current liabilities:
Short term note payable	$27,830	$457
Accounts payable and accrued expenses	36,833	28,135
Deferred revenue	12,599	10,529
Deferred acquisition payment	16,414	—
Other current liabilities	5,340	6,427

Total current liabilities	99,016	45,548

Long term portion of deferred revenue	81	147
Long term note payable	36	27,700
Deferred acquisition payment	15,880	—
Other long term liabilities	18,357	17,513

Total liabilities	133,370	90,908

Stockholders’ equity:	329,765	301,745

Total liabilities and stockholders’ equity	$463,135	$392,653